FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca enters into collaboration with CSPC

 13 June 2025

AstraZeneca enters strategic collaboration with CSPC Pharmaceuticals focused on AI-enabled research

AstraZeneca has entered a strategic research collaboration with Shijiazhuang City-based CSPC Pharmaceuticals Group Limited. Working together on high priority targets, the collaboration aims to advance the discovery and development of novel oral candidates, with the potential to treat diseases across multiple indications.

Under the terms of the agreement, AstraZeneca and CSPC agree to discover and develop pre-clinical candidates for multiple targets with the potential to treat diseases across chronic indications, including a pre-clinical small molecule oral therapy for immunological diseases.

Sharon Barr, Executive Vice President and Head of BioPharmaceuticals R&D said: "This strategic research collaboration underscores our commitment to innovation to tackle chronic diseases which impact over two billion people globally. Forming strong collaborations allows us to leverage our complementary scientific expertise to support the rapid discovery of high-quality novel therapeutic molecules to deliver the next-generation medicines."

The research will be carried out by CSPC, in Shijiazhuang City and will utilise their AI-driven, dual-engine efficient drug discovery platform. This platform uses AI technology to analyse the binding patterns of target proteins with existing compound molecules, conduct targeted optimization, with the aim of selecting highly effective small molecules with excellent developability.

The collaboration furthers AstraZeneca's presence in China following the $2.5bn investment in Beijing announced earlier this year and strengthens the ongoing collaboration with CSPC.

Financial considerations
Under the terms of the agreement, CSPC will receive an upfront payment of $110 million, and is also eligible to receive up to $1.62 billion in potential development milestone payments and up to $3.6 billion in sales milestone payments, plus potential single digit royalties based on annual net sales of the products.

Under the agreement, AstraZeneca will have rights to exercise options for exclusive licenses to develop and commercialise worldwide candidates identified under this agreement.

Notes

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 13 June 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary